1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date May 20, 2013	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

These materials contained in this announcement are not for distribution, publication or circulation, directly or indirectly, in or into the United States.

This announcement is solely for the purpose of reference and does not constitute an offer of securities for sale or an invitation to purchase securities in the United States or any other jurisdiction. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or under any securities laws of any state or other jurisdiction of the United States. Unless exempt from registration and in compliance with the securities laws of any state or other jurisdiction of the United States, the securities described herein may not be sold, offered for sale, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). There will be no public offer or sale of the securities described herein in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

VOLUNTARY ANNOUNCEMENT

LAUNCH OF ROADSHOW PRESENTATIONS

IN RESPECT OF THE

PROPOSED ISSUE OF US DOLLARS DENOMINATED

SUBORDINATED SECURITIES GUARANTEED BY THE COMPANY

The Issuer, which is a wholly-owned subsidiary of the Company, proposes to conduct the Proposed Securities Issue and intends to commence a series of roadshow presentations beginning on or around 20 May 2013 to institutional investors. The Proposed Securities Issue will only be offered to non U.S. persons outside the United States in compliance with Regulation S under the Securities Act.

The Securities, if issued, will be guaranteed by the Company under the Deed of Guarantee. Completion of the Proposed Securities Issue is subject to market conditions and investors’ response. Deutsche Bank and UBS are joint global coordinators, joint lead managers and joint structuring advisors for the Proposed Securities Issue, and Deutsche Bank, UBS, Barclays, Citi and Goldman Sachs are joint bookrunners for the Proposed Securities Issue. As at the date of this announcement, the amount and the terms and conditions of the Proposed Securities Issue have yet to be determined. Upon finalisation of the terms of the Proposed Securities Issue, the Issuer, the Company and the Joint Bookrunners will enter into the Subscription Agreement.

The net proceeds from the issuance of the Securities would be on-lent to the Company’s subsidiaries and will then be used for debt repayment, capital expenditure, working capital, as well as for general corporate purposes.

The Issuer will seek a listing of the Securities on the Hong Kong Stock Exchange. A confirmation of the eligibility for the listing of the Securities has been received by the Issuer from the Hong Kong Stock Exchange. Admission of the Securities to the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Securities, the Issuer or the Company.

As no binding agreement in relation to the Proposed Securities Issue has been entered into among the Issuer, the Company and Joint Bookrunners as at the date of this announcement, the Proposed Securities Issue may or may not materialise. Investors and shareholders of the Company are urged to exercise caution when dealing in the securities of the Company. Further announcements in respect of the Proposed Securities Issue will be made by the Company should the Subscription Agreement be signed.

THE PROPOSED SECURITIES ISSUE

A.	INTRODUCTION

The Issuer, which is an indirect wholly-owned subsidiary of the Company, proposes to conduct the Proposed Securities Issue and intends to commence a series of roadshow presentations beginning on or around 20 May 2013 to institutional investors.

The Proposed Securities Issue will only be offered to non U.S. persons outside the United States in compliance with Regulation S under the Securities Act.

The Securities, if issued, will be guaranteed by the Company under the Deed of Guarantee. Completion of the Proposed Securities Issue is subject to market conditions and investors’ response. Deutsche Bank and UBS are joint global coordinators, joint lead managers and joint structuring advisors for the Proposed Securities Issue and Deutsche Bank, UBS, Barclays, Citi and Goldman Sachs are joint bookrunners for the Proposed Securities Issue.

As at the date of this announcement, the amount and the terms and conditions of the Proposed Securities Issue have yet to be determined. Upon finalisation of the terms of the Proposed Securities Issue, the Issuer, the Company and the Joint Bookrunners will enter into the Subscription Agreement.

B.	USE OF PROCEEDS

The net proceeds from the issuance of the Securities would be on-lent to the Company’s subsidiaries and will then be used for debt repayment, capital expenditure, working capital, as well as for general corporate purposes.

C.	LISTING

The Issuer will seek a listing of the Securities on the Hong Kong Stock Exchange. Confirmation of the eligibility for the listing of the Securities has been received by the Issuer from the Hong Kong Stock Exchange. Admission of the Securities to the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Securities, the Issuer or the Company.

D.	GENERAL

As no binding agreement in relation to the Proposed Securities Issue has been entered into among the Issuer, the Company and Joint Bookrunners as at the date of this announcement, the Proposed Securities Issue may or may not materialise. Investors and shareholders of the Company are urged to exercise caution when dealing in the securities of the Company. Further announcements in respect of the Proposed Securities Issue will be made by the Company should the Subscription Agreement be signed.

“Barclays”	Barclays Bank PLC;

“Board”	the board of Directors of the Company;

“Citi”	Citigroup Global Markets Limited;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“Deed of Guarantee”	the deed to be entered into by the Company, pursuant to which, inter alia, the Company will provide guarantee in connection with the Proposed Securities Issue;

“Deutsche Bank”	Deutsche Bank AG, Singapore Branch;

“Directors”	the directors of the Company;

“Goldman Sachs”	Goldman Sachs (Asia) L.L.C.;

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Issuer”	Yancoal International Trading Co., Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company;

“Joint Bookrunners”	Deutsche Bank, UBS, Barclays, Citi, Goldman Sachs;

“PRC”	the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan for the purposes of this announcement;

“Proposed Securities Issue”	the proposed issue of the Securities by the Issuer;

“Securities”	US$ denominated subordinated perpetual securities guaranteed by the Company;

“Securities Act”	The United States Securities Act of 1933, as amended from time to time;

“Subscription Agreement”	the subscription agreement to be entered into among the Company, the Issuer, Joint Bookrunners after the terms of Proposed Securities Issue are finalised;

“subsidiaries”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“UBS”	UBS AG, Hong Kong Branch;

“USD”	the lawful currency of the United States;

“U.S. person”	has the meaning ascribed thereto under Regulation S of the Securities Act; and

“%”	percentage.

Hong Kong, 19 May 2013

As at the date of this announcement, the directors of Yanzhou Coal Mining Company Limited are Mr. Li Weimin, Mr.Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of Yanzhou Coal Mining Company Limited are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

4